UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pacific Internet Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number)

Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EXHIBIT INDEX
EX-1† Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).

†	Previously filed with the SEC.

This Amendment No. 4 amends the Schedule 13D previously filed by Connect Holdings Limited (‘‘CHL’’) and its ultimate shareholders or control persons, Connect International Limited (‘‘CIL’’), Ashmore Global Special Situations Fund Limited (‘‘GSSF’’), Ashmore Global Special Situations Fund 2 Limited (‘‘GSSF2’’), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (‘‘EMLIP’’), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (‘‘ARF’’), Ashmore Emerging Markets Debt Fund (‘‘AEMDF’’), Ashmore Emerging Markets Debt and Currency Fund Limited (‘‘AEMDCF’’), Ashmore Management Company Limited (‘‘AMC’’), Spinnaker Global Opportunity Fund Ltd (‘‘SGO’’), Spinnaker Global Emerging Markets Fund Ltd (‘‘SGEM’’), Spinnaker Global Strategic Fund Ltd (‘‘SGS’’), Clearwater Undersea Cable Investments, LP (‘‘Clearwater LP’’) and Clearwater Capital GP, Ltd (‘‘Clearwater GP’’) (collectively the ‘‘Reporting Persons’’), with the Securities and Exchange Commission (‘‘SEC’’) on September 25, 2006, as amended by Amendments No. 1, 2 and 3 to the Schedule 13D filed by the Reporting Persons with the SEC on October 12, 2006, November 7, 2006 and November 9, 2006 respectively (as amended, the ‘‘Statement’’), with respect to the ordinary shares (the ‘‘Ordinary Shares’’) of Pacific Internet Limited (the ‘‘Company’’), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89B Science Park Drive, #01-07, The Rutherford, Singapore 118261. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On December 7, 2006, the Info-communications Development Authority of Singapore (the ‘‘IDA’’) granted CHL unconditional approval to acquire an ownership interest in the Company of at least 12% but less than 30%.

Also on December 7, 2006 the IDA approved the appointment of CHL’s nominee, Mr Steven Barry Simpson to the board of directors of the Company. The ordinary resolution for Mr Simpson’s appointment was carried at the extraordinary general meeting of the Company held on November 7, 2006. Mr Simpson’s appointment takes effect from December 7, 2006.

Item 7.    Material to be Filed as Exhibits

EX-1† Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).

†	Previously filed with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: William Barney
on behalf of the Reporting Persons
Name: William Barney
Title: Director, Connect Holdings Limited

Date: December 14, 2006

Connect Holdings Limited By: /s/ William Barney Title: Director	Ashmore Emerging Markets Debt and Currency Fund Limited By: /s/ William Barney Title: Director
Connect International Limited By: /s/ William Barney Title: Director	Ashmore Management Company Limited By: /s/ William Barney Title: Director
Ashmore Global Special Situations Fund Limited By: /s/ William Barney Title: Director	Spinnaker Global Opportunity Fund Ltd By: /s/ William Barney Title: Director
Ashmore Global Special Situations Fund 2 Limited By: /s/ William Barney Title: Director	Spinnaker Global Emerging Markets Fund Ltd By: /s/ William Barney Title: Director
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio By: /s/ William Barney Title: Director	Spinnaker Global Strategic Fund Ltd By: /s/ William Barney Title: Director
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund By: /s/ William Barney Title: Director	Clearwater Undersea Cable Investments, LP By: /s/ William Barney Title: Director
Ashmore Emerging Markets Debt Fund By: /s/ William Barney Title: Director	Clearwater Capital GP, Ltd By: /s/ William Barney Title: Director

EXHIBIT INDEX

Exhibit

1.†	Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).

†	Previously filed with the SEC.